Exhibit (h)(3)

APPENDIX A

TO THE TRANSFER AGENCY AND SERVICES AGREEMENT

LIST OF PORTFOLIOS

Amended on June 29, 2011 and March 8, 2013

BBH Core Select	Class N Shares Class I Shares Retail Class
BBH International Equity Fund	Class N Shares Class I Shares
BBH Limited Duration Fund	Class N Shares Class I Shares
BBH Money Market Fund	Regular Shares Institutional Shares
BBH Intermediate Municipal Bond Fund	Class N Shares Class I Shares Retail Class
BBH Global Core Select	Class N Shares Retail Class